# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: WISeSat.Space Holdings Corp., CIK 0002101411
CUSIP: G9723W109
Title of class of securities: Ordinary Shares, no par value
Address of issuer's principal executive offices: Craigmuir Chambers, Road Town, Tortola, Virgin Islands British (D8), VG1110
Date of event which requires filing of this statement: 10/01/2026
Filed by CIK 0001738699
Persons authorized to receive notices and communications: Carlos Moreira, WISeQey Corp., Craigmuir Chambers, Road Town, Tortola, Virgin Islands British (D8), VG 1110, 011-41-22-594-3000

## Reporting persons
- WISeQey Corp. (CIK 0001738699): type of reporting person: corporation (CO); citizenship or place of organization: Virgin Islands British (D8); member of a group; source of funds: working capital (WC); sole voting power 24,427,539; shared voting power 1,977,816; sole dispositive power 23,387,061; shared dispositive power 3,018,294; aggregate amount beneficially owned 26,405,355 (88.5% of the class)
  Comment: 1 Note to WISeQey cover page: The amounts reported above relate to the WISeSat Ordinary Shares and include WISeSat Ordinary Shares issuable upon conversion of WISeSat Class F Shares. Each WISeSat Class F Share is convertible at any time, at the option of the holder, into one WISeSat Ordinary Share. The WISeSat Class F Shares are not registered under Section 12 of the Exchange Act, and the WISeSat Ordinary Shares issuable upon conversion thereof are deemed outstanding, pursuant to Rule 13d-3(d)(1) under the Exchange Act, solely for purposes of computing the percentage of the class beneficially owned by the Reporting Person. WISeQey may be deemed to beneficially own securities held directly by SEALSQ by virtue of WISeQey's ownership of approximately 51% of SEALSQ's voting power, which gives WISeQey the ability to direct or cause the direction of SEALSQ's management and policies. WISeQey may be deemed to beneficially own securities held directly by SEALSQ by virtue of WISeQey's voting power in SEALSQ and the Class F Shareholders Agreement. WISeQey disclaims beneficial ownership of securities held directly by SEALSQ except to the extent of any pecuniary interest therein, if any, or to the extent WISeQey may be deemed to have or share voting or dispositive power over such securities. See Item 5.
- SEALSQ Corp (CIK 0001951222): type of reporting person: corporation (CO); citizenship or place of organization: Virgin Islands British (D8); member of a group; source of funds: working capital (WC); sole voting power 0; shared voting power 1,977,816; sole dispositive power 0; shared dispositive power 3,018,294; aggregate amount beneficially owned 3,018,294 (10.1% of the class)
  Comment: 2 Note to SEALSQ cover page: The amounts reported above relate to the WISeSat Ordinary Shares and include WISeSat Ordinary Shares issuable upon conversion of WISeSat Class F Shares. Each WISeSat Class F Share is convertible at any time, at the option of the holder, into one WISeSat Ordinary Share. The WISeSat Class F Shares are not registered under Section 12 of the Exchange Act, and the WISeSat Ordinary Shares issuable upon conversion thereof are deemed outstanding, pursuant to Rule 13d-3(d)(1) under the Exchange Act, solely for purposes of computing the percentage of the class beneficially owned by the Reporting Person. Except as indicated below, all WISeSat's securities owned by SEALSQ are reported as shared with WISeQey because WISeQey owns approximately 51% of SEALSQ's voting power, giving WISeQey the ability to direct or cause the direction of SEALSQ's management and policies, and, as to the WISeSat Class F Shares owned by SEALSQ, because of the Class F Shareholders Agreement. See Item 5.
- Carlos Moreira (CIK 0001801038): type of reporting person: individual (IN); citizenship or place of organization: Switzerland (V8); source of funds: other (OO); sole voting power 0; shared voting power 26,405,355; sole dispositive power 0; shared dispositive power 26,405,355; aggregate amount beneficially owned 26,405,355 (88.5% of the class)
  Comment: 3 Note to Carlos Moreira cover page: Mr. Moreira does not own any WISeSat Ordinary Shares or WISeSat Class F Shares directly. Mr. Moreira may be deemed to share voting and dispositive power over all 26,405,355 WISeSat Ordinary Shares (on an as-converted basis) reported herein by virtue of his ownership of approximately 49.79607% of the voting power of WISeQey and his positions as Chief Executive Officer and a director of WISeQey, which may give him the ability to direct or cause the direction of WISeQey's management and policies. WISeQey in turn may be deemed to beneficially own all securities held directly by SEALSQ because of WISeQey's approximately 51% voting power in SEALSQ, as described in the WISeQey cover page note above. Mr. Moreira may be deemed to beneficially own certain securities reported herein by virtue of his voting power in WISeQey and his positions as Chief Executive Officer and a director of WISeQey. Mr. Moreira disclaims beneficial ownership of such securities except to the extent of any pecuniary interest therein, if any, or to the extent he may be deemed to have or share voting or dispositive power over such securities. See Item 5.

## Item 1. Security and Issuer
Title of class of securities: Ordinary Shares, no par value
Name of issuer: WISeSat.Space Holdings Corp.
Address of issuer's principal executive offices: Craigmuir Chambers, Road Town, Tortola, Virgin Islands British (D8), VG1110
Comment: This Schedule 13D (this "Statement") relates to the Ordinary Shares, no par value (the "WISeSat Ordinary Shares"), of WISeSat.Space Holdings Corp., a British Virgin Islands business company (the "Issuer" or "WISeSat"). The principal executive offices of the Issuer are located at Craigmuir Chambers, Road Town, Tortola, British Virgin Islands VG1110. The WISeSat Ordinary Shares trade on the Nasdaq Stock Market under the symbol "SAIQ."

## Item 2. Identity and Background
Name of person filing: This Statement is being filed jointly by WISeQey Corp., a British Virgin Islands company ("WISeQey"), SEALSQ Corp., a British Virgin Islands company ("SEALSQ"), and Carlos Moreira ("Mr. Moreira" and, together with WISeQey and SEALSQ, the "Reporting Persons"), pursuant to Rule 13d-1(k). WISeQey and SEALSQ may be deemed to constitute a group within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, as described in Item 6 below. Mr. Moreira is included as a Reporting Person because he may be deemed to beneficially own the securities reported herein by virtue of his voting power in WISeQey and his positions as Chief Executive Officer and a director of WISeQey, as described in Item 5.
Residence or business address: The principal business address of WISeQey is Craigmuir Chambers, Road Town, Tortola, British Virgin Islands VG1110. The principal business address of SEALSQ is Craigmuir Chambers, Road Town, Tortola, British Virgin Islands VG1110. The business address of Mr. Moreira is c/o WISeQey Corp, Esplanade de Pont-Rouge 4, 1212 Grand-Lancy, Switzerland.
Present principal occupation or employment: WISeQey's principal business is post-quantum cybersecurity, digital identity, space technology and Internet of Things solutions, including semiconductor technology. WISeQey's shares are listed on Nasdaq and the SIX Swiss Exchange under the symbol "WQEY". SEALSQ's principal business is semiconductor and post-quantum technology solutions. SEALSQ's shares are listed on the Nasdaq Stock Market under the symbol "LAES." Mr. Moreira's present principal occupation is Chief Executive Officer and a director of WISeQey, the address of which is set forth in Item 2(b) above.
Criminal convictions in the last five years: During the last five years, none of the Reporting Persons has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: During the last five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which any Reporting Person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship:
WISeQey is organized under the laws of the British Virgin Islands and SEALSQ is organized under the laws of the British Virgin Islands. Mr. Moreira is a citizen of Switzerland.

The executive officers and directors of WISeQey and SEALSQ and their background information are set forth in Exhibits 99.1 and 99.2 attached hereto and incorporated herein by reference.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Share Exchange. The WISeSat Ordinary Shares and WISeSat Class F Shares beneficially owned directly by the Reporting Persons were acquired pursuant to the Share Exchange contemplated by the Business Combination Agreement, dated as of November 9, 2025, as amended on August 6, 2026 (as so amended, the "BCA"), by and among Columbus Acquisition Corp., a Cayman Islands exempted company ("CAC"), WISeSat.Space Holdings Corp., a British Virgin Islands business company ("WISeSat"), WISeSat Merger Sub Corp., a Cayman Islands exempted company and wholly-owned subsidiary of WISeSat ("Merger Sub"), WISeSat.Space Corp., a British Virgin Islands business company (d/b/a SpaceAIQ Corp., "SpaceAIQ"), and WISeQey, to which SEALSQ became a party as a Seller pursuant to a Joinder Agreement dated as of December 12, 2025. SEALSQ provided $10,000,000 of Transaction Financing into SpaceAIQ or its subsidiaries in accordance with the terms of the BCA in exchange for SpaceAIQ ordinary shares and Class F shares. The source of funds for the Transaction Financing was working capital of SEALSQ.

Pursuant to the BCA, at the closing of the transactions contemplated thereby (the "Closing"), WISeQey and SEALSQ each exchanged the ordinary shares and Class F shares of SpaceAIQ held directly by it for WISeSat Ordinary Shares and WISeSat Class F Shares. The aggregate exchange consideration was based on an equity value of $250,000,000, plus Transaction Financing of $10,000,000, totaling $260,000,000, divided by $10.00 per share, resulting in 26,000,000 total WISeSat Shares to be issued to the Sellers in connection with the Share Exchange (consisting of (i) 11,312,122 WISeSat Ordinary Shares issued to WISeQey, (ii) 11,956,922 WISeSat Class F Shares issued to WISeQey, (iii) 1,040,478 WISeSat Ordinary Shares issued to SEALSQ and (iv) 1,040,478 WISeSat Class F Shares issued to SEALSQ).

No cash consideration was paid by any Reporting Person in connection with its acquisition of the WISeSat Ordinary Shares and WISeSat Class F Shares in the Share Exchange. The source of the consideration was the exchange of SpaceAIQ shares previously held directly by the applicable Reporting Person.

SpaceAIQ Notes. Pursuant to Section 8.16 of the BCA, the aggregate amount owing under the Company Notes (as defined in the BCA) for SpaceAIQ's portion of the Extension Payments (as defined in the BCA) as of the Closing was $225,000, and as of the Closing, SpaceAIQ had loaned to CAC an aggregate of $900,000, both of which were treated as Company Notes in accordance with Section 8.16(b) of the BCA. The proceeds of the Company Notes were payable at the Closing to WISeQey and SEALSQ, who were entitled to receive either cash or additional WISeSat Ordinary Shares at the Closing. WISeQey and SEALSQ elected to receive, in full satisfaction of the Company Notes, an aggregate of 128,571 WISeSat Ordinary Shares, which WISeSat issued as follows: (i) 118,017 WISeSat Ordinary Shares to WISeQey and (ii) 10,554 WISeSat Ordinary Shares to SEALSQ. Upon such issuance, the Company Notes were deemed repaid, satisfied and discharged in full.

PIPE Investment. Pursuant to a Subscription Agreement dated August 6, 2026 (the "Subscription Agreement") between SEALSQ and WISeSat, SEALSQ subscribed for WISeSat Ordinary Shares with a PIPE Investment Amount of $10,000,000. At the Closing, SEALSQ received 926,784 WISeSat Ordinary Shares based on the Redemption Price of $10.79 per share. SEALSQ may also be entitled to receive up to 1,073,216 Additional Subscription Shares if the VWAP Price of the WISeSat Ordinary Shares is below the PIPE Purchase Price (subject to a floor of $5.00 per share). The source of funds for the PIPE Investment was working capital of SEALSQ.

## Item 4. Purpose of Transaction
Purpose of transaction:
The Reporting Persons acquired the securities of the Issuer reported herein pursuant to the Share Exchange contemplated by the BCA. The purpose of the Share Exchange was to effect a business combination whereby SpaceAIQ (formerly a wholly-owned subsidiary of WISeQey, d/b/a SpaceAIQ Corp.) became a subsidiary of WISeSat, a newly formed holding company, and CAC merged with and into Merger Sub, with CAC surviving as a wholly-owned subsidiary of WISeSat (the "Merger" and, together with the Share Exchange, the "Business Combination"). SEALSQ also acquired WISeSat Ordinary Shares as a PIPE Investor under the Subscription Agreement. SEALSQ made its PIPE Investment, and provided $10,000,000 of Transaction Financing into SpaceAIQ prior to the Closing, to support the Business Combination and the Issuer's ongoing business operations. In addition, WISeQey and SEALSQ acquired an aggregate of 128,571 WISeSat Ordinary Shares at the Closing in full satisfaction of the Company Notes (as defined in the BCA), which represented SpaceAIQ's portion of the Extension Payments (as defined in the BCA) and loans made by SpaceAIQ to CAC in connection with the Business Combination.

Following the Closing, WISeSat is a "controlled company" within the meaning of the Nasdaq Stock Market listing rules. WISeQey holds more than 50% of the voting power of SEALSQ and, through its direct and sole voting power over WISeSat Class F Shares, has significant voting influence over WISeSat.

The Reporting Persons acquired the WISeSat Shares for investment purposes and intend to review their investment in the Issuer on a continuing basis. Depending on various factors, including without limitation, the Issuer's business, financial condition, results of operations, prospects, the price and availability of shares of the Issuer, conditions in the securities and capital markets generally, other investment and business opportunities, and other factors, the Reporting Persons may from time to time:

o acquire additional securities of the Issuer or dispose of some or all of the securities of the Issuer beneficially owned by the Reporting Persons, in the open market, in privately negotiated transactions, or otherwise;
o distribute up to 10% of the Exchange Shares received by WISeQey to WISeQey's own shareholders, subject to the lock-up provisions described in Item 6 below;
o propose or participate in one or more of the actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D;
o take any other action with respect to the Issuer or any of its securities, in any manner permitted by law; or
o change its intention with respect to any or all of the matters referred to in this Item 4.

WISeQey intends to exercise the voting rights associated with its direct WISeSat securities in a manner consistent with its interests. Under the Class F Shareholders Agreement, all holders of WISeSat Class F Shares are required to vote in accordance with the instructions of the majority holder of WISeSat Class F Shares. WISeQey is the majority holder. Accordingly, WISeQey and SEALSQ may be deemed to constitute a group under Section 13(d)(3) and to share voting power over WISeSat Class F Shares held by the parties to that agreement.

Except as described above and in this Statement, the Reporting Persons do not have any present plan or proposal that would relate to or result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
As of the date of this Statement, the securities reported by the Reporting Persons consist of the following, in each case calculated on an as-converted basis where applicable: (i) "WISeQey Ordinary Shares" means 11,430,139 WISeSat Ordinary Shares held directly by WISeQey; (ii) "WISeQey Class F Conversion Shares" means 11,956,922 WISeSat Ordinary Shares issuable upon conversion of 11,956,922 WISeSat Class F Shares held directly by WISeQey; (iii) "SEALSQ Ordinary Shares" means 1,977,816 WISeSat Ordinary Shares held directly by SEALSQ, including any WISeSat Ordinary Shares received at Closing, pursuant to the PIPE Investment and the SpaceAIQ Note; and (iv) "SEALSQ Class F Conversion Shares" means 1,040,478 WISeSat Ordinary Shares issuable upon conversion of 1,040,478 WISeSat Class F Shares held directly by SEALSQ.

This Statement relates to the WISeSat Ordinary Shares. WISeSat Class F Shares are included only on an as-converted basis because each WISeSat Class F Share is convertible at any time on a one-for-one basis into a WISeSat Ordinary Share. WISeSat Class F Shares carry special voting rights and, in the aggregate, represent 49.99% of the total voting power of all outstanding WISeSat Shares. The WISeSat Ordinary Shares and WISeSat Class F Shares vote together as a single class on matters submitted to a vote of WISeSat shareholders. Each WISeSat Class F Share is convertible into one WISeSat Ordinary Share at the option of the holder, subject to the applicable transfer restrictions. Because this Statement relates to WISeSat Ordinary Shares, WISeSat Class F Shares are reflected only as WISeSat Class F Conversion Shares.

WISeQey and SEALSQ may be deemed to constitute a group within the meaning of Section 13(d)(3) because the Class F Shareholders Agreement requires all holders of WISeSat Class F Shares to vote in accordance with the instructions of the majority holder of WISeSat Class F Shares, currently WISeQey.

WISeQey may be deemed to beneficially own the SEALSQ Class F Conversion Shares for voting-power purposes because of the Class F Shareholders Agreement. WISeQey may also be deemed to beneficially own all SEALSQ-held securities (including SEALSQ Ordinary Shares and SEALSQ Class F Conversion Shares) by virtue of WISeQey's ownership of approximately 51% of SEALSQ's voting power, which gives WISeQey the ability to direct or cause the direction of SEALSQ's management and policies within the meaning of Rule 13d-3(a) under the Exchange Act and the Rule 12b-2 definition of "control." Accordingly, the cover pages attribute to WISeQey (i) sole voting power over the SEALSQ Class F Conversion Shares, (ii) shared voting power over the SEALSQ Ordinary Shares and (iii) shared dispositive power over all SEALSQ-held securities (including the SEALSQ Ordinary Shares and the SEALSQ Class F Conversion Shares).

On an as-converted basis, the Reporting Persons in the aggregate may be deemed to beneficially own 26,405,355 WISeSat Ordinary Shares, consisting of 11,430,139 WISeQey Ordinary Shares, 11,956,922 WISeQey Class F Conversion Shares, 1,977,816 SEALSQ Ordinary Shares, and 1,040,478 SEALSQ Class F Conversion Shares. Mr. Moreira does not directly own any WISeSat Ordinary Shares or WISeSat Class F Shares, but may be deemed to beneficially own all 26,405,355 WISeSat Ordinary Shares reported herein on an as-converted basis by virtue of his ownership of approximately 49.79607% of the voting power of WISeQey and his positions as Chief Executive Officer and a director of WISeQey. Based on 16,818,772 WISeSat Ordinary Shares outstanding as of the Closing (or 29,816,172 WISeSat Ordinary Shares on a fully diluted, as-converted basis, including WISeSat Class F Shares), WISeQey may be deemed to beneficially own approximately 79.72% of the WISeSat Ordinary Shares (or approximately 88.5% WISeSat Ordinary Shares on a fully diluted, as-converted basis, including WISeSat Class F Shares), SEALSQ directly owns approximately 11.7% of the WISeSat Ordinary Shares (or approximately 10.1% WISeSat Ordinary Shares on a fully diluted, as-converted basis, including WISeSat Class F Shares), and Mr. Moreira may be deemed to beneficially own approximately 79.72% of the WISeSat Ordinary Shares (or approximately 88.5% WISeSat Ordinary Shares on a fully diluted, as-converted basis, including WISeSat Class F Shares).
Number of shares as to which each person has sole or shared power to vote or dispose:
The following sets forth, for each Reporting Person, the number of WISeSat Ordinary Shares (on an as-converted basis) as to which such Reporting Person has sole power to vote or direct the vote, shared power to vote or direct the vote, sole power to dispose or direct the disposition, and shared power to dispose or direct the disposition.

WISeQey has (i) sole voting power over 24,427,539 WISeSat Ordinary Shares, comprising (x) 11,430,139 WISeSat Ordinary Shares held directly by WISeQey, (y) 11,956,922 WISeSat Ordinary Shares issuable upon conversion of 11,956,922 WISeSat Class F Shares held directly by WISeQey, and (z) 1,040,478 WISeSat Ordinary Shares issuable upon conversion of 1,040,478 WISeSat Class F Shares held directly by SEALSQ, (ii) sole dispositive power over 23,387,061 WISeSat Ordinary Shares, comprising 11,430,139 WISeSat Ordinary Shares held directly by WISeQey and 11,956,922 WISeSat Ordinary Shares issuable upon conversion of 11,956,922 WISeSat Class F Shares held directly by WISeQey (iii) shared voting power over 1,977,816 WISeSat Ordinary Shares attributable to securities held directly by SEALSQ, comprising 1,977,816 WISeSat Ordinary Shares held directly by SEALSQ, and (iv) shared dispositive power over 3,018,294 WISeSat Ordinary Shares attributable to securities held directly by SEALSQ, comprising 1,977,816 WISeSat Ordinary Shares held directly by SEALSQ and 1,040,478 WISeSat Ordinary Shares issuable upon conversion of 1,040,478 WISeSat Class F Shares held directly by SEALSQ. WISeQey may be deemed to have sole voting power over the SEALSQ Class F Conversion Shares, share voting power over the SEALSQ Ordinary Shares, and share dispositive power over all SEALSQ-held securities because of WISeQey's ownership of approximately 51% of SEALSQ's voting power, which gives WISeQey the ability to direct or cause the direction of SEALSQ's management and policies, and, as to the SEALSQ Class F Conversion Shares, also because of the Class F Shareholders Agreement.

SEALSQ has (i) no sole voting power, (ii) shared voting power over 1,977,816 WISeSat Ordinary Shares held directly by SEALSQ, which does not include the 1,040,478 WISeSat Ordinary Shares issuable upon conversion of the WISeSat Class F Shares held directly by SEALSQ because, pursuant to the Class F Shareholders Agreement, WISeQey has the sole power to direct the vote of such WISeSat Class F Shares, (iii) no sole dispositive power, and (iv) shared dispositive power over 3,018,294 WISeSat Ordinary Shares, comprising 1,977,816 WISeSat Ordinary Shares held directly by SEALSQ and 1,040,478 WISeSat Ordinary Shares issuable upon conversion of 1,040,478 WISeSat Class F Shares held directly by SEALSQ.

Mr. Moreira has (i) no sole voting power, (ii) shared voting power over 26,405,355 WISeSat Ordinary Shares, (iii) no sole dispositive power, and (iv) shared dispositive power over 26,405,355 WISeSat Ordinary Shares, in each case consisting of all securities reported herein as beneficially owned by WISeQey. Mr. Moreira may be deemed to share voting and dispositive power over all securities reported herein by virtue of his ownership of approximately 49.79607% of the voting power of WISeQey and his positions as Chief Executive Officer and a director of WISeQey.

The dispositive power of each Reporting Person is subject to the transfer restrictions applicable to WISeSat Class F Shares and any applicable lock-ups.
Transactions in the class effected during the past sixty days: Except as described in this Statement, none of the Reporting Persons nor, to its or his knowledge, any person named in Exhibits 99.1 and 99.2 hereto has effected any transaction in the securities of the Issuer during the past sixty days.
Other persons with the right to receive dividends or sale proceeds:
Each Reporting Person has the right to receive or the power to direct the receipt of dividends from, and the proceeds from the sale of, the securities it holds directly. WISeQey may be deemed to have sole voting power over the SEALSQ Class F Conversion Shares, shared voting power over the SEALSQ Ordinary Shares, and shared dispositive power over all SEALSQ-held securities because of WISeQey's ownership of approximately 51% of SEALSQ's voting power, which gives WISeQey the ability to direct or cause the direction of SEALSQ's management and policies, and, as to the SEALSQ Class F Conversion Shares, also because of the Class F Shareholders Agreement. No other person is known to the Reporting Persons to have the right to receive or power to direct the receipt of dividends or proceeds from the securities reported herein.

Each Reporting Person expressly disclaims beneficial ownership of any securities held directly by any other Reporting Person, except to the extent of its or his pecuniary interest therein or its or his actual voting or dispositive power. The filing of this Statement, the formation or existence of a group, and any reference to deemed beneficial ownership shall not be construed as an admission that any Reporting Person is, for purposes of Section 13(d) or Section 13(g), the beneficial owner of any securities held by any other Reporting Person, except to the extent of such pecuniary interest or actual voting or dispositive power.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Business Combination Agreement. The information set forth or incorporated in Items 3 and 4 above is incorporated herein by reference. On November 9, 2025, CAC, WISeSat, Merger Sub, SpaceAIQ and WISeQey entered into the Business Combination Agreement, as amended on August 6, 2026 (the "BCA"). SEALSQ became a party to the BCA as a Seller pursuant to a Joinder Agreement dated as of December 12, 2025. WISeQey and SEALSQ are referred to herein as the "Sellers. "Pursuant to the BCA:

(i) Share Exchange: WISeSat acquired all SpaceAIQ Ordinary Shares and SpaceAIQ Class F Shares from the Sellers in exchange for WISeSat Ordinary Shares and WISeSat Class F Shares;

(ii) Merger: Merger Sub merged with and into CAC, with CAC surviving the Merger as a wholly-owned subsidiary of WISeSat; and

(iii) SpaceAIQ Note: Pursuant to Section 8.16 of the BCA, the aggregate amount owing under the Company Notes (as defined in the BCA) for SpaceAIQ's portion of the Extension Payments (as defined in the BCA) as of the Closing was $225,000, and as of the Closing, SpaceAIQ had loaned to CAC an aggregate of $900,000, both of which amounts were treated as Company Notes in accordance with Section 8.16(b) of the BCA. The proceeds of the Company Notes were payable at the Closing to WISeQey and SEALSQ, who were entitled to receive either cash or additional WISeSat Ordinary Shares at the Closing. WISeQey and SEALSQ elected to receive, in full satisfaction of the Company Notes, an aggregate of 128,571 WISeSat Ordinary Shares, which WISeSat issued as follows: (i) 118,017 WISeSat Ordinary Shares to WISeQey and (ii) 10,554 WISeSat Ordinary Shares to SEALSQ. Upon such issuance, the Company Notes were deemed repaid, satisfied and discharged in full.

The aggregate consideration for the Share Exchange was valued at $260,000,000, divided by $10.00 per share, resulting in 26,000,000 total WISeSat Shares (consisting of (i) 11,312,122 WISeSat Ordinary Shares issued to WISeQey, (ii) 11,956,922 WISeSat Class F Shares issued to WISeQey, (iii) 1,040,478 WISeSat Ordinary Shares issued to SEALSQ and (iv) 1,040,478 WISeSat Class F Shares issued to SEALSQ).

The foregoing description of the BCA does not purport to be complete and is qualified in its entirety by reference to the full text of the BCA, a copy of which is filed as Exhibit 1 hereto and incorporated herein by reference.

Subscription Agreement (PIPE Investment). On August 6, 2026, SEALSQ entered into the Subscription Agreement with WISeSat, pursuant to which SEALSQ agreed to subscribe for WISeSat Ordinary Shares for a PIPE Investment Amount of $10,000,000. Under the Subscription Agreement:
(i) at the Closing, SEALSQ received 926,784 WISeSat Ordinary Shares based on the Redemption Price of $10.79 per share; and (ii) the WISeSat Ordinary Shares issued to SEALSQ under the Subscription Agreement (the "PIPE Registrable Shares") are subject to a lock-up from the Closing until 60 days after the registration statement registering the resale of the PIPE Registrable Shares (the "PIPE Resale Registration Statement") is declared effective by the SEC. The lock-up is subject to early release: (a) 50% of the PIPE Registrable Shares are released if the VWAP of the WISeSat Ordinary Shares exceeds the PIPE Purchase Price (or 150% of the applicable VWAP Price) for ten (10) consecutive trading days after the Closing; and (b) all PIPE Registrable Shares are released upon the occurrence of a liquidation, merger, capital stock exchange, reorganization, or other similar transaction.

The foregoing description of the Subscription Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Subscription Agreement, a copy of which is filed as Exhibit 4 hereto and incorporated herein by reference.

Class F Shareholders Agreement. In connection with the Closing, the holders of WISeSat Class F Shares entered into a Class F Shareholders Agreement, pursuant to which all holders of WISeSat Class F Shares are required to vote their WISeSat Class F Shares in accordance with the instructions of the majority holder of WISeSat Class F Shares. As of the Closing, WISeQey is the majority holder of such shares. Because the agreement requires all holders to vote in accordance with WISeQey's instructions, WISeQey and SEALSQ may be deemed to constitute a group within the meaning of Section 13(d)(3) of the Exchange Act.

The WISeSat Class F Shares carry special voting rights: each WISeSat Class F Share entitles its holder to a number of votes such that the Class F Shares, in the aggregate, represent 49.99% of the total voting power of all outstanding WISeSat Shares. The WISeSat Ordinary Shares and WISeSat Class F Shares are required to vote together as a single class on all matters submitted to a vote of WISeSat shareholders. The Class F Shareholders Agreement requires all holders of WISeSat Class F Shares to vote in accordance with the instructions of the majority holder of WISeSat Class F Shares, which as of the date of this report is WISeQey.

The WISeSat Class F Shares are non-transferable, except to affiliates of the holder, and are convertible into WISeSat Ordinary Shares on a one-for-one basis at the option of the holder.

The foregoing description of the Class F Shareholders Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Class F Shareholders Agreement, a copy of which is filed as Exhibit 2 hereto and incorporated herein by reference.

Lock-Up Provisions. Pursuant to the terms of the BCA, WISeQey may distribute up to 10% of the Exchange Shares received by it to WISeQey's own shareholders. Any officers or directors of WISeSat, or holders of 5% or more of the outstanding WISeSat Shares, who receive shares distributed by WISeQey are subject to a lock-up period of six (6) months from the Closing.

SEALSQ Corp. SEALSQ is a subsidiary of WISeQey, is a Seller under the BCA, and directly holds 1,977,816 WISeSat Ordinary Shares (consisting of 1,040,478 Ordinary Shares received in the Share Exchange, 926,784 Ordinary Shares received in the PIPE Investment and 10,554 Ordinary Shares received in the SpaceAIQ note conversion) and 1,040,478 WISeSat Class F Shares as a result of the Share Exchange. In addition, SEALSQ is a PIPE Investor under the Subscription Agreement and, at the Closing, received 926,784 WISeSat Ordinary Shares in respect of its PIPE Investment Amount of $10,000,000, and may be entitled to receive up to 1,073,216 Additional Subscription Shares, as described under "Subscription Agreement (PIPE Investment)" above. WISeQey may be deemed to have sole voting power over the SEALSQ Class F Conversion Shares, shared voting power over the SEALSQ Ordinary Shares, and shared dispositive power over all SEALSQ-held securities because of WISeQey's ownership of approximately 51% of SEALSQ's voting power, which gives WISeQey the ability to direct or cause the direction of SEALSQ's management and policies, and, as to the SEALSQ Class F Conversion Shares, also because of the Class F Shareholders Agreement.

Except as described in this Statement, including the Class F Shareholders Agreement and the Joint Filing Agreement filed as Exhibit 3, there are no contracts, arrangements, understandings, or relationships (legal or otherwise) between the persons named in Item 2 and any other person with respect to any securities of the Issuer, including but not limited to transfer or voting of any securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit 1 -- Business Combination Agreement, dated as of November 9, 2025, as amended on August 6, 2026, by and among Columbus Acquisition Corp, WISeSat.Space Holdings Corp., WISeSat Merger Sub Corp., WISeSat.Space Corp., and WISeKey International Holding Ltd. (now WISeQey Corp.) (including the Joinder Agreement of SEALSQ Corp) (incorporated by reference to Exhibit 2.1 to the Registration Statement on Form F-4 (File No. 333-296969) filed with the SEC).

Exhibit 2 -- Class F Shareholders Agreement (filed herewith).

Exhibit 3 -- Joint Filing Agreement pursuant to Rule 13d-1(k) (filed herewith)

Exhibit 4 -- Subscription Agreement, dated as of August 6, 2026, between SEALSQ Corp and WISeSat.Space Holdings Corp. (incorporated by reference to Exhibit 99.4 to the Report on Form 6-K (File No. 001-41709) furnished to the SEC by SEALSQ Corp on August 18, 2026).

Exhibit 99.1 - List of Senior Management and Directors of WISeQey Corp.

Exhibit 99.2 - List of Senior Management and Directors of SEALSQ Corp.

## Signatures
- WISeQey Corp.: /s/ Carlos Moreira, Carlos Moreira/ Chief Executive Officer (10/08/2026)
- WISeQey Corp.: /s/ John O'Hara, John O'Hara/ Chief Financial Officer (10/08/2026)
- SEALSQ Corp: /s/ Carlos Moreira, Carlos Moreira/ Chief Executive Officer (10/08/2026)
- SEALSQ Corp: /s/ John O'Hara, John O'Hara/ Chief Financial Officer (10/08/2026)
- Carlos Moreira: /s/ Carlos Moreira, Carlos Moreira (10/08/2026)